SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 12 February 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Capital Raising Announcement and Interim Management Statement 12 February 2009

Bank of Ireland welcomes €3.5 billion investment by Irish Government

“We welcome this capital investment by the Government in Bank of Ireland. Furthermore, the package of measures announced by the Government will enable Bank of Ireland to play a full role in supporting our customers and aiding economic recovery.

These measures are the result of an intense period of engagement between the Bank and the Government, particularly the Minister for Finance, his officials in the Department of Finance, and the National Treasury Management Agency.

Bank of Ireland’s strengthened capital position enables us to express with confidence that the Bank has the resilience to withstand the impact of the deteriorating credit environment and to continue to support our customers through this economic downturn.

Our stockholders have suffered very significant losses in the value of their holdings in Bank of Ireland. We sincerely regret this and see this capitalisation as a major step in the long-term rebuilding of value for our stockholders. We are committed to this task and to ensuring that Bank of Ireland is worthy of the trust of its customers, staff, and stockholders.”

Commented Richard Burrows, Governor and Brian Goggin, Chief Executive, Bank of Ireland

Key highlights

•	A total of €3.5 billion core tier 1 capital in the form of New Preference Stock in Bank of Ireland with an 8 per cent. coupon.

•

Detachable warrants for Government over circa 334 million of new ordinary stock equivalent to 25 per cent. of the enlarged ordinary stock of the Group, calculated on a post dilution basis, exercisable between the 5th and 10th anniversary of the issue date at an average strike price of 37c.

•	Warrants proportionately reduced to 15 per cent. in the event of redemption of up to €1.5 billion New Preference Stock from the proceeds of any issue of new core tier 1 capital by 31 December 2009.

•	Government examining proposals for the management and reduction of risks with respect to land and property development portfolios, having regard to international developments.

•	Commitment by Government to review the Guarantee Scheme including supporting longer term bond issuance.

•

Based on a continued marked deterioration in economic conditions Bank of Ireland estimates for loan impairment charges for the 3-years to March 2011 are revised up from circa €3.8 billion to circa €4.5 billion. Uncertainty regarding the future results in risk to this estimate. As key economic indicators deteriorate there is a downside risk to this estimate which may result in an additional loan impairment charge of up to €1.5 billion for the 3-years to March 2011.

•

Bank of Ireland’s strengthened capital position following today’s announcement provides a significant buffer to withstand loan impairment charges well in excess of both the current estimates and the downside risk to these estimates. Had the €3.5 billion New Preference Stock been in issue on 30 September 2008, Bank of Ireland’s pro-forma core tier 1, total tier 1 and total capital ratios would have been 9.3 per cent (€10.8 billion), 11.7 per cent (€13.6 billion) and 15.2 per cent. (€17.7 billion) respectively.

•	Validation of the Group’s estimates of likely impairment charges by independent risk consultants, Oliver Wyman.

•

Bank of Ireland committed to supporting the financial needs of our customers and rebuilding value for our stockholders, whilst maintaining strong capital ratios, improving key funding metrics, prudently managing credit risk and rigorously managing our cost base.

State to subscribe €3.5 billion of New Preference Stock in Bank of Ireland

Details of the terms and conditions relating to the Government recapitalisation initiative are outlined on the term sheet attached as an appendix to this statement.

Had the €3.5 billion New Preference Stock been in issue on 30 September 2008, Bank of Ireland’s pro-forma core tier 1, total tier 1 and total capital ratios would have been 9.3 per cent (€10.8 billion), 11.7 per cent (€13.6 billion) and 15.2 per cent. (€17.7 billion) respectively.

The Government investment of €3.5 billion is subject to stockholder and certain regulatory approvals.
A circular convening an Extraordinary General Court (EGC) to approve the €3.5 billion New Preference Stock subscription will be issued in due course. It is anticipated that the EGC will take place in March 2009.

Management and reduction of risk in certain portfolios

The Government has announced that it will examine proposals for the management and reduction of risks within financial institutions with respect to land and property development exposures, having regard to international developments. Ongoing work at the level of the European Central Bank and in the EU will inform the process. The Minister for Finance will be carrying forward this work to produce proposals as a matter of priority. We believe this is a positive development for Bank of Ireland and its stockholders.

Government to review State guarantee

In the context of the six month review of the guarantee Scheme to be completed by mid-April 2009 the Government has announced that it will examine how the Scheme could be revised, subject to European Commission approval and consistent with EU State aid requirements, in ways which include supporting longer term bond issuance by covered institutions. This would be in line with international and EU trends where the average term of State cover for bond issues extends beyond 2010. We believe this is another positive development for the Bank and its stockholders.

Revised estimate of loan impairment charges

Since the release of our Interim Results for the 6-months to 30 September 2008, there has been a further sharp and widespread deterioration in economic conditions in our core markets, resulting in a more negative outlook for growth and unemployment levels than previously anticipated. Against this backdrop, Bank of Ireland has revised the 3-year loan impairment charge outlook shared with the market at our Interim Results for the 6-months to 30 September 2008 from circa €3.8 billion to circa €4.5 billion, of which circa €1.4 billion is expected to arise in the year to 31 March 2009. The increase in the 3-year estimate is predominantly driven by a significant rise in unemployment expectations and a consequent increase in risk in our consumer, mortgage and smaller business portfolios, mainly in Ireland.

Bank of Ireland recognises the significant uncertainty regarding the future which results in risk to this estimate. As key economic indicators deteriorate, there is a downside risk to this estimate which may result in an additional loan impairment charge of up to €1.5 billion for the 3-years to 31 March 2011.

Independent review of Bank of Ireland asset quality

In late-December 2008, the Court of the Bank of Ireland commissioned Oliver Wyman, a leading international risk management consulting firm, to perform a detailed review of its loan book, and provide an independent assessment of the likely levels of impairment charge over the 3-years to 31 March 2011. Their independent assessment of the likely loan impairment charge outcome underpins the Group’s 3-year estimate of €4.5 billion together with the downside risk of up to an additional €1.5 billion.

Comment from Oliver Wyman

“Oliver Wyman’s estimate of loan losses is broadly consistent with Bank of Ireland’s estimate. This is despite the fact many different approaches and assumptions were used by us, including analysis of loan books using extensive databases, review of individual major exposures and the benchmarking of portfolios against previous cycles and across the industry internationally. Any differences between Oliver Wyman and Bank of Ireland are within a reasonable confidence level and so support the Bank of Ireland estimate.” Oliver Wyman

Robust capital ratios

The subscription of €3.5 billion New Preference Stock significantly strengthens the Bank of Ireland’s capital position and positions the Group strongly to withstand the impact of the deteriorating credit environment. The strengthened capital position provides a significant buffer to withstand loan impairment charges well in excess of both the current estimate and the downside risk to these estimates. Had this stock been in issue on 30 September 2008, Bank of Ireland’s pro-forma core tier 1, total tier 1 and total capital ratios would have been 9.3 per cent (€10.8 billion), 11.7 per cent (€13.6 billion) and 15.2 per cent. (€17.7 billion) respectively.

Trading update

The following commentary updates the market on our financial performance and fulfils the requirements of the EU Transparency Directive.

At the announcement of our Interim Results for the 6-months to 30 September 2008 we indicated that we expected to deliver an underlying* EPS for the second half of our financial year that was marginally better than breakeven, though highlighting that as a result of the significant uncertainty prevailing in economies and financial markets at the time, there was a degree of uncertainty to this outcome.

There has been a further sharp and widespread deterioration in global economic and financial conditions since making that statement. Our core markets are in recession with rising unemployment, reduced levels of economic activity and falling asset prices. Equity markets remain weak and volatile whilst global interbank and wholesale funding markets remain stressed.

Against this backdrop we expect to make an underlying* loss in the second half of our financial year, though we expect to report an underlying* profit for the year to 31 March 2009.

Income and costs

New business momentum across the Group continues to slow in the second half of our financial year. Loans and advances to customers and customer deposits are expected to be modestly ahead of the prior year. Total income is expected to be mid-single digit percentage points lower for the year to 31 March 2009 compared to the prior year. Cost discipline has been strong across the Group and we expect operating expenses to be low single digit percentage points lower compared to the prior year. Further progress has been made to align our costs to an environment of lower levels of activity and revenues. We have commenced a number of downsizing programmes including initiatives in our UK mortgage, UK Business Banking and segments of our international Capital Markets businesses. This will result both in reduced headcount and capacity. The costs associated with the implementation of these initiatives will be recognised as a non-core item in the current financial year to 31 March 2009 and are expected to be circa €90 million.

Asset quality

The credit environment has deteriorated further and this is reflected in our expectation for a loan impairment charge of circa €1.4 billion for the year to 31 March 2009. Circa 45% of the increase in the loan impairment charge in the second half of the financial year arises in our property and construction portfolios across all jurisdictions with the balance broadly split equally between the SME/Corporate and Consumer/Mortgage portfolios.

An impairment charge of circa €75 million in our available-for-sale financial assets portfolio of €28.6 billion (31 December 2008) remains broadly unchanged since the announcement of our Interim Results in November 2008 including the impairment arising from our holdings in senior bank debt instruments in Washington Mutual and some Icelandic banks.

* Underlying excludes the impact of non-core items: profit on disposal of business assets; goodwill impairment of business assets; gross-up for policy holder tax in the Life Company; investment return on treasury stock held for policyholders in Bank of Ireland Life; hedge ineffectiveness on transition to IFRS; and costs associated with restructuring programmes. In the year to 31 March 2008 the total effect of non-core items was a gain of €139 million.

The Bank of Ireland’s capital position is strengthened today by the Government’s announcement to provide €3.5 billion core tier 1 capital and provides a significant buffer to withstand loan impairment charges well in excess of both the current estimate and the downside risk to these estimates.

Goodwill impairment

The deterioration in global equity markets has resulted in increased fund outflows and significant falls in the value of assets under management in our asset management businesses. This is negatively impacting valuations resulting in a reduction in the carrying value of the Group’s investments in our asset management businesses in the United States. We expect goodwill impairment of circa €300 million which will be reflected in the year-end Income Statement and will have a negative impact on basic earnings per share. This has no cash or regulatory capital impact.

Funding

Funding conditions in global wholesale markets remain stressed resulting in elevated funding costs for the Group. In our deposit gathering, we continue to leverage the significant potential of our extensive retail distribution both here in Ireland through our 277 branches, and also internationally through our joint venture with the UK Post Office, our Business and Corporate Banking relationship management teams and our network of treasury offices in Dublin, London and the United States. Despite intense international competition, customer deposits are expected to be modestly higher than the prior year. In the 9-months to 31 December 2008 we have raised circa €8 billion in term funding (wholesale funding with a maturity of greater than one year at time of issue), through both public and private placement. At 31 December 2008 circa 30% of our wholesale funding had a maturity of greater than one year. The Group continues to expand its pool of contingent liquidity collateral through the implementation of a number of further retained securitisation programmes.

Divisional performance

Retail Ireland has been materially impacted by the very difficult conditions in the Irish economy. The most significant factor driving performance in the current financial year will be an increased loan impairment charge. The demand for credit has slowed down considerably reflecting the very sharp downturn in the economy. Deposit growth has been offset somewhat by reductions in credit balances on current accounts. Total income is expected to be lower in the year to 31 March 2009 compared to the prior year. Cost containment and efficiency improvement have been key priorities through the year and costs in the current financial year will be lower than in the prior year.

Continued weakness in global equity markets has significantly reduced the level of sales in Bank of Ireland Life, particularly in the single premium market, and has also impacted the level of balances under management. Weakness in investment markets will result in a negative investment variance, which at 31 December 2008 was €86 million.

Despite strong income growth and good cost control, a lower profit outturn is expected from Capital Markets reflecting a significant rise in the loan impairment charge. Lending growth continues to moderate with some further improvement in margin. Global Markets’ trading performance has benefited in a declining interest rate environment, whilst the customer business is delivering a satisfactory performance in the slowing economic environment.

Profits in our UK Financial Services Division are expected to be significantly lower primarily due to a marked increase in the loan impairment charge, in the Business Banking portfolio in particular. Lending momentum across the Division has slowed significantly. Profits in our Mortgage business are expected to be marginally lower in the second-half of the financial year compared to the first-half. Our Consumer Financial Services businesses continue to perform well. Deposit growth in Post Office Financial Services has been strong.

Other

Our effective tax charge for the year to 31 March 2009 is expected to be circa 20%. The average number of shares in issue for the calculation of EPS for 31 March 2009 is circa 1,003 million. We expect to make a loss of circa €30 million from our associated undertakings compared to a loss of €10 million in the 6-months to 30 September 2008.

Results announcements

Preliminary results for the year to 31 March 2009 will be announced on 19 May 2009 at 7am (BST).

Ends.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.

Bank of Ireland will host a conference call today , Thursday 12 February 2009 at 8.45 am
Participants are requested to dial in to the call 15 minutes before the conference call start time.

Conference call dial-in details
Ireland Free Call	1800 932 440
Ireland Local Call	+353 (0) 1 506 0153
United Kingdom/International	+44 (0) 1452 589 160
Conference call identity number	82771666
Replay facility available 30 minutes after the conference call concludes.
International dial-in	+44 (0) 1452 550 000	Access code: 82771666#
In addition, a recording of the call will be available from noon today on our website: www.bankofireland.ie/investor

Contact details:
John O’Donovan          Group Chief Financial Officer                               +353 1 632 2054
Geraldine Deighan        Head of Group Investor Relations                       +353 1 604 3501
Liam McLoughlin         Director of Group Finance                                     +353 1 604 4027
Dan Loughrey              Head of Group Corporate Communications        +353 1 604 3833

FORWARD LOOKING STATEMENT

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group’s (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group’s future financial position, income growth, business strategy, projected costs, projected impairment losses, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the performance and volatility of international capital markets, the expected level of credit defaults, the Group’s ability to expand certain of its activities, development and implementation of the Group’s strategy, including the ability to achieve estimated cost reductions, competition, the Group’s ability to address information technology issues and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may make in documents it has filed or submitted or may file or submit to the US Securities and Exchange Commission.

Appendix

Summary Preference Share Term sheet for each of

Allied Irish Banks and Bank of Ireland
 (Subject to approval of the EU Commission, Shareholders and Relevant Regulatory Consents)

Preference Shares

Form:   Perpetual €3.5 billion Core Tier 1 non-cumulative preference shares plus Warrants (the “New Preference Shares”).

Ranking:        Return of capital pari passu with ordinary share capital on liquidation. Dividends payable pari passu with other Core Tier 1 capital, in priority to dividends on ordinary shares.

Dividend:       Fixed dividend of 8%, payable annually. Dividends payable in cash at the discretion of the bank. If cash dividend not paid, then ordinary shares are issued in lieu at a time no later than the date on which the bank subsequently pays a cash dividend on other Core Tier 1 capital. The voting rights associated with such shares may be exercised from the date the dividend became payable.

Repurchase:     Repurchase at option of bank at par in the first five years and at 125% of par thereafter. Repurchase may be made from profits available for distribution or from replacement capital which qualifies as Core Tier 1, in each case subject to the approval of the Financial Regulator.

Board Representation:   While any New Preference Shares are outstanding, the Minister for Finance will have the right to directly appoint 25% of the directors of the Board of the bank (inclusive of the two directors appointed under the Guarantee Scheme).

Voting Rights:  While any New Preference Shares are outstanding, the Minister will have 25% of total ordinary voting rights in respect of change of control and board appointments. The 25% of total voting rights of the Minister in respect of board appointments is inclusive of the voting rights associated with warrants and ordinary shares issued in lieu of cash dividends.

Capital structure:      The prior consent of the Minister is required for capital issuance or redemptions (other than redemption of the New Preference Shares) or other changes in the capital structure of the bank.

Transferable:   Yes, without voting rights.

Arrangement fee:        An arrangement fee of €30 million is payable to the State by the bank on closing.

Warrants

Form:   On purchase of the New Preference Shares, the State will receive an option (the “Warrants”) to purchase 25% of the existing ordinary shares in each bank (calculated on a post-dilution basis). The State may exercise this option  from the fifth to the tenth anniversary of the purchase of the New Preference Shares.

Early redemption:       If the bank redeems up to  €1.5bn in New Preference Shares from privately sourced Core Tier 1 capital prior to 31 December 2009,  then the Warrants will be reduced pro rata to that redemption to an amount representing not less than 15% (the “Core Tranche”) of the existing ordinary shares of the bank.

Strike Price:   The strike price of the Core Tranche of the Warrants shall be €0.975 for Allied Irish Banks and €0.52 for Bank of Ireland. The strike price of the balance of the Warrants granted to the State shall be €0.375 for Allied Irish Banks and €0.20 for Bank of Ireland.

Anti-dilution:  Market standard anti-dilution protection will apply.

Voting: The State will vote no more than 50% of the votes associated with the ordinary shares which it receives through exercise of the Warrants. If the State transfers the ordinary shares to a non-State third party, full voting rights will be restored to these shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 12 February 2009